EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Six Months Ended June 30, 2018	Year Ended December 31,
Dollars in Millions		2017	2016	2015	2014
Earnings
Earnings from continuing operations before income taxes	$2,296	$5,131	$5,915	$2,077	$2,381
Less:
Noncontrolling interest in pretax income/(loss) of
subsidiaries that have not incurred fixed charges	4	(63)	16	51	38
Equity in net income of affiliates	51	75	77	83	107
Capitalized interest	11	15	10	2	3
Adjusted Income	2,230	5,104	5,812	1,941	2,233
Add:
Fixed charges	126	252	226	231	254
Distributed income of equity investments	49	98	99	105	153
Total Earnings	$2,405	$5,454	$6,137	$2,277	$2,640

Fixed Charges
Interest expense	$91	$196	$167	$184	$203
Capitalized interest	11	15	10	2	3
One-third of rental expense(a)	24	41	49	45	48
Total Fixed Charges	$126	$252	$226	$231	$254

Ratio of Earnings to Fixed Charges	19.09	21.64	27.15	9.86	10.39

(a)	Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1